UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-6

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                               SPRINT CORPORATION
                                (Name of Issuer)

              FON Common Stock--Series 1, par value $2.00 per share PCS Common Stock--Series 1, par value $1.00 per share
                         (Title of Class of Securities)

                     852061100 (FON Common Stock--Series 1)
                     852061506 (PCS Common Stock--Series 1)
                                 (CUSIP Numbers)

                               Deutsche Telekom AG
                      Helmut Reuschenbach, Senior Executive Director,
                             Finance and Treasurer,
                Friedrich-Ebert-Allee 140, D-53113 Bonn, Germany
                             Phone (49-228) 181-8000

                               France Telecom S.A.
                   Pierre Dauvillaire, Chief Financial Officer
                 6 place d'Alleray, 75505 Paris Cedex 15, France
                            Phone (33-1) 44-44-84-72
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               France Telecom S.A.
               IRS Identification Number: N/A

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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                          (a) |X|
                                          (b) |_|

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     3    SEC USE ONLY

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     4    SOURCE OF FUNDS*
          WC

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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e) |_|

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     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          France

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               7    SOLE VOTING POWER
                    0

               -----------------------------------------------------------------
               8    SHARED VOTING POWER
                    o    86,236,036 shares of Class A Common Stock (equivalent
                         in voting power to 86,236,036 shares of Series 3 FON
  NUMBER OF              Common Stock and 43,118,018 shares of Series 3 PCS
   SHARES                Common Stock)
BENEFICIALLY        o    400,000 shares of Series 3 FON Common Stock
  OWNED BY          o    12,199,418 shares of Series 3 PCS Common Stock
   EACH
REPORTING      -----------------------------------------------------------------
PERSON WITH    9    SOLE DISPOSITIVE POWER
                    o    43,118,018 shares of Class A Common Stock (equivalent
                         in voting power to 43,118,018 shares of Series 3 FON
                         Common Stock and 21,559,009 shares of Series 3 PCS
                         Common Stock)
                    o    200,000 shares of Series 3 FON Common Stock
                    o    6,099,709 shares of Series 3 PCS Common Stock

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    0

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     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          86,236,036 shares of Class A Common Stock (equivalent in voting power to 86,236,036 shares of Series 3 FON Common Stock and 43,118,018 shares of Series 3 PCS Common Stock), 400,000 shares of Series 3 FON Common Stock and 12,199,418 shares of Series 3 PCS Common Stock.

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     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|

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     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          100% of Class A Common Stock, 100% of Series 3 FON Common Stock and 100% of Series 3 PCS Common Stock, estimated to represent approximately 20.0% of the aggregate voting power of the capital stock of the Issuer. If the Class A Common Stock, the Series 3 FON Common Stock and the Series 3 PCS Common Stock were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, the Class A Common Stock, the Series 3 FON Common Stock and the Series 3 PCS Common Stock would represent approximately 20.0% of the Series 1 FON Common Stock and approximately 12.4% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 20.0% of the aggregate voting power of all series of PCS Common Stock and PCS Preferred Stock).

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     14   TYPE OF REPORTING PERSON*
          CO
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 6 (this "Amendment") amends and supplements the Schedule 13D filed on February 12, 1996, as amended by Amendment No. 1 to the Schedule 13D filed on May 6, 1996, Amendment No. 2 to the Schedule 13D ("Amendment No. 2") filed on May 28, 1998, Amendment No. 3 to the Schedule 13D ("Amendment No. 3") filed on December 1, 1998, Amendment No. 4 to the Schedule 13D ("Amendment No. 4") filed on February 12, 1999 and Amendment No. 5 to the Schedule 13D ("Amendment No. 5") filed on February 24, 1999 (as amended and supplemented, the "Schedule 13D"), of Deutsche Telekom AG ("DT") and France Telecom S.A. ("FT"), with respect to the FON Common Stock - Series 1, par value $2.00 per share (the "Series 1 FON Common Stock"), and the PCS Common Stock - Series 1, par value $1.00 per share (the "Series 1 PCS Common Stock"), of Sprint Corporation, a Kansas corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D, as previously amended and supplemented.

     Since February 22, 1999, DT and FT together acquired in open market transactions an aggregate of 900,000 shares of Series 1 PCS Common Stock and an aggregate of 400,000 shares of Series 1 FON Common Stock for an aggregate consideration (including commissions) of approximately $78,899,721 in order to maintain their aggregate percentage voting power of the capital stock of the Issuer. According to the charter of the Issuer, upon the acquisition of shares of Series 1 PCS Common Stock and Series 1 FON Common Stock by DT and FT, such shares are deemed to convert into shares of Series 3 PCS Common Stock and Series 3 FON Common Stock, respectively.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     Between February 22, 1999 and March 30, 1999, each of DT and FT acquired in open market transactions 450,000 shares of Series 1 PCS Common Stock and 200,000 shares of Series 1 FON Common Stock for approximately $39,449,860 (including commissions). All of the funds used by each of DT and FT to acquire such shares were provided by internally generated funds.

ITEM 4.  PURPOSE OF THE ACQUISITION

     Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     Since February 22, 1999, DT and FT have acquired in open market transactions in the aggregate 900,000 shares of Series 1 PCS Common Stock and 400,000 shares of Series 1 FON Common Stock in order to maintain their aggregate percentage voting power of 20.0% of the capital stock of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

1. Deutsche Telekom AG

     (a) On March 30, 1999, DT was the beneficial owner of 86,236,036 shares of Class A Common Stock (100% of the outstanding Class A Common Stock), 400,000 shares of Series 3 FON Common Stock (100% of the outstanding Series 3 FON Common Stock), and 12,199,418 shares of Series 3 PCS Common Stock (100% of the outstanding Series 3 PCS Common Stock), estimated to represent approximately 20.0% of the aggregate voting power of the capital stock of the Issuer, calculated on the basis of 86,236,036 shares of Class A Common Stock, 345,788,196 shares of Series 1 FON Common Stock, 400,000 shares of Series 3 FON Common Stock, 197,024,520 shares of Series 1 PCS Common Stock, 195,094,340 shares of Series 2 PCS Common Stock, 12,199,418 shares of Series 3 PCS Common Stock, 246,766 shares of PCS Preferred Stock and certain other outstanding voting preferred stock of the Issuer as being outstanding, based on the information made available to FT and DT by the Issuer, adjusted to give effect to the conversion of shares acquired by FT and DT in open market transactions into Series 3 FON Common Stock and Series 3 PCS Common Stock. If the Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, the Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock beneficially owned by DT on March 30, 1999 would represent approximately 20.0% of the Series 1 FON Common Stock and approximately 12.4% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 20.0% of the aggregate voting power of all series of PCS Common Stock and PCS Preferred Stock).

     On March 30, 1999, Ron Sommer, Chairman of the Board of Management of DT and a director of Sprint, beneficially owned 6,000 shares of Series 1 FON Common Stock and 3,000 shares of Series 1 PCS Common Stock, which may be acquired upon the exercise of stock options under the Issuer's stock option plans. Each of DT and FT disclaims beneficial ownership of any such shares.

     (c) The dates, numbers of shares and prices per share for all purchases of Series 1 PCS Common Stock and Series 1 FON Common Stock by DT from February 22, 1999 through March 30, 1999 are shown on Annex A hereto, which is incorporated herein by reference. All such purchases of Series 1 PCS Common Stock and Series 1 FON Common Stock were made through a broker on the New York Stock Exchange.

     Except as described above, neither DT, nor to the best knowledge of DT, any of the persons listed in Schedule I of Amendment No. 3 effected any transactions in the Series 1 PCS Common Stock or the Series 1 FON Common Stock since February 22, 1999.

     (d) No one other than DT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock owned by DT.

2. France Telecom S.A.

     (a) On March 30, 1999, FT was the beneficial owner of 86,236,036 shares of Class A Common Stock (100% of the outstanding Class A Common Stock), 400,000 shares of Series 3 FON Common Stock (100% of the outstanding Series 3 FON Common Stock), and 12,199,418 shares of Series 3 PCS Common Stock (100% of the outstanding Series 3 PCS Common Stock), estimated to represent approximately 20.0% of the aggregate voting power of the capital stock of the Issuer, calculated on the basis described in Item 5.1(a) above. If the Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, the Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock beneficially owned by FT on March 30, 1999 would represent approximately 20.0% of the Series 1 FON Common Stock and approximately 12.4% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 20.0% of the aggregate voting power of all series of PCS Common Stock and PCS Preferred Stock).

     On March 30, 1999, Michel Bon, Chairman and Chief Executive Officer of FT and a director of Sprint, beneficially owned 6,000 shares of Series 1 FON Common Stock and 3,000 shares of Series 1 PCS Common Stock, which may be acquired upon the exercise of stock options under the Issuer's stock option plans. Each of DT and FT disclaims beneficial ownership of any such shares.

     (c) The dates, numbers of shares and prices per share for all purchases of Series 1 PCS Common Stock and Series 1 FON Common Stock by FT from February 22, 1999 through March 30, 1999 are shown on Annex B hereto, which is incorporated herein by reference. All such purchases of Series 1 PCS Common Stock and Series 1 FON Common Stock were made through a broker on the New York Stock Exchange.

     Except as described above, neither FT, nor to the best knowledge of FT, any of the persons listed in Schedule II of Amendment No. 3 effected any transactions in the Series 1 PCS Common Stock or the Series 1 FON Common Stock since February 22, 1999.

     (d) No one other than FT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock owned by FT.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On March 9, 1999, Tele-Communications, Inc. ("TCI"), a party to the Top Up Right Agreement, dated May 26, 1998, among FT, DT, TCI, Comcast Corporation and Cox Communucations, Inc. (as described in Amendment No. 2 and attached thereto as Exhibit 4), transferred all of its shares of Series 2 PCS Common Stock and PCS Preferred Stock to the Liberty PCS Trust established by an affiliate of TCI, and, in connection therewith, the Liberty PCS Trust assumed TCI's rights and obligations under the Top Up Right Agreement and DT, FT and the Liberty PCS Trust entered into a separate Top Up Right Agreement dated March 9, 1999 (the "Trust Top Up Right Agreement"), a copy of which is attached as Exhibit 1 and incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Top Up Right Agreement, dated March 9, 1999, among France Telecom S.A., Deutsche Telekom AG and Liberty PCS Trust.



                                     ANNEXES

          A. Description of purchases of Series 1 PCS Common Stock and Series 1 FON Common Stock by DT from February 22, 1999 through March 30, 1999.

          B. Description of purchases of Series 1 PCS Common Stock and Series 1 FON Common Stock by FT from February 22, 1999 through March 30, 1999.

     After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  April 01, 1999                     FRANCE TELECOM S.A.



                                            By:    /s/ Thierry Girard
                                            Name:  Thierry Girard
                                            Title: Senior Vice President

                                     ANNEX A


     Set forth below are the purchases of Series 1 PCS Common Stock and Series 1 FON Common Stock by DT from February 22, 1999 through March 30, 1999. "PCS1" means Series 1 PCS Common Stock and "FON1" means Series 1 FON Common Stock.


                                                              Where and how
                   Class of     Number of        Price Per    transaction was
    Date           Security     Shares           Share*       effected
    ----           --------     ------           -----        --------
    03/22/99       PCS1         73,450           $46.4903     All transactions
    03/22/99       FON1         56,000           $99.3642     through a broker
    03/23/99       PCS1         165,000          $43.0568     on the New York
    03/23/99       FON1         75,000           $97.7270     Stock Exchange
    03/24/99       PCS1         85,000           $43.0305
    03/24/99       FON1         40,000           $95.1414
    03/25/99       PCS1         86,800           $45.1508
    03/25/99       FON1         29,000           $98.1787
    03/26/99       PCS1         39,750           $44.9770


*  Price per share excludes commissions.

                                     ANNEX B


     Set forth below are the purchases of Series 1 PCS Common Stock and Series 1 FON Common Stock by FT from February 22, 1999 through March 30, 1999. "PCS1" means Series 1 PCS Common Stock and "FON1" means Series 1 FON Common Stock.


                                                               Where and how
                   Class of     Number of        Price Per     transaction was
    Date           Security     Shares           Share         effected
    ----           --------     ------           -----         --------
    03/22/99       PCS1         73,450           $46.4903      All transactions
    03/22/99       FON1         56,000           $99.3642      through a broker
    03/23/99       PCS1         165,000          $43.0568      on the New York
    03/23/99       FON1         75,000           $97.7270      Stock Exchange
    03/24/99       PCS1         85,000           $43.0305
    03/24/99       FON1         40,000           $95.1414
    03/25/99       PCS1         86,800           $45.1508
    03/25/99       FON1         29,000           $98.1787
    03/26/99       PCS1         39,750           $44.9770


*  Price per share excludes commissions.

                                                                       Exhibit 1

                             TOP UP RIGHT AGREEMENT

                                      Among

                              FRANCE TELECOM S.A.,

                              DEUTSCHE TELEKOM AG,

                                       and

                                LIBERTY PCS TRUST

                                  March 9, 1999



     THIS TOP UP RIGHT AGREEMENT (the "Agreement") is entered into as of March 9, 1999, by and among FRANCE TELECOM S.A., a societe anonyme formed under the laws of France ("FT"), DEUTSCHE TELEKOM AG, an Aktiengesellschaft formed under the laws of Germany ("DT"), and the LIBERTY PCS TRUST (the "Trust"), a trust established under that certain Trust Agreement (the "Trust Agreement"), entered into as of March 9, 1999, between TCI Wireless Holdings, Inc. ("Wireless Holdings"), a Delaware corporation and an indirect wholly owned subsidiary of Tele-Communications, Inc., and M. LaVoy Robison, in his capacity as trustee under the Trust Agreement (the "Trustee").

     WHEREAS, pursuant to a Restructuring and Merger Agreement (the "Restructuring and Merger Agreement"), dated May 26, 1998, among Sprint Corporation, a Kansas corporation ("Sprint"), Tele-Communications, Inc., a Delaware corporation ("TCI"), Comcast Corporation, a Pennsylvania corporation ("Comcast"), and Cox Communications, Inc., a Delaware corporation ("Cox", and together with TCI and Comcast, the "Cable Parents"), and the other parties listed therein, Cox and certain subsidiaries of the Cable Parents (each, a "Cable Partner") received shares of Series 2 PCS Stock in exchange for certain interests in Sprint PCS indirectly owned by the Cable Parents (the "CP Exchange");

     WHEREAS, such shares of Series 2 PCS Stock issued to the Cable Partners in the CP Exchange carry 1/10th of a vote per share;

     WHEREAS, pursuant to the Articles of Incorporation of Sprint, upon the transfer of any shares of Series 2 PCS Stock by a Cable Partner to a Person that is not a Cable Partner or an Affiliate or (in some circumstances) an Associate thereof, such shares automatically convert into full voting shares of Sprint;

     WHEREAS, FT and DT desire certain rights to purchase a portion of the shares of Series 2 PCS Stock transferred by the Cable Partners with respect to that amount of shares of Series 2 PCS Stock that results in the conversion of such shares to Series 1 PCS Stock;

     WHEREAS, pursuant to a form of Amended and Restated Stockholders' Agreement entered into in connection with the CP Exchange among Sprint, FT and DT, FT and DT have certain rights to purchase additional shares of Class A Stock (as defined herein) so as to enable FT and DT to maintain a certain percentage of the aggregate number of votes represented or to be represented by the voting securities of Sprint;

     WHEREAS, the Company, FT and DT entered into a Master Restructuring and Investment Agreement dated as of May 26, 1998 (the "FT/DT Restructuring Agreement"), which contemplated, among other things, the purchase by FT and DT of (i) shares of Series 3 PCS Stock in connection with the CP Exchange and (ii) shares of Series 1 PCS Stock in connection with the IPO;

     WHEREAS, in accordance with the Restructuring and Merger Agreement, TCI entered into a Top Up Right Agreement with FT, DT, Comcast and Cox, dated as of May 26, 1998, in substantially the form hereof (the "Top Up Right Agreement");

     WHEREAS, Wireless Holdings has entered into the Trust Agreement with the Trustee, pursuant to which Wireless Holdings has transferred (or caused to be transferred) (the "Trust Transfer") to the Trust all of Wireless Holding's direct and indirect interest in the securities of Sprint (the "Sprint Securities") including all securities held by TCI Spectrum Investment, Inc., a Colorado corporation and wholly owned subsidiary of Wireless Holdings;

     WHEREAS, the Top Up Right Agreement provides for certain rights and obligations with respect to the Sprint Securities;

     WHEREAS, the Trust Transfer is a "Non-Cash Transfer" under Section 3.06 of the Top Up Right Agreement;

     WHEREAS, the Trust is an "Associate" of TCI and Wireless Holdings for purposes of Section 3.06 of the Top Up Right Agreement, and is executing this Agreement in accordance therewith;

     WHEREAS, for purposes of this Agreement, the Trust shall be deemed to be a Cable Parent and/or its own Cable Partner, as the context requires;

     WHEREAS, unless otherwise indicated, capitalized terms used in this Agreement but not defined in this Agreement have the meanings given to such terms in the Restructuring and Merger Agreement;

     NOW, THEREFORE, in consideration of (i) FT and DT's respective undertakings to purchase shares of Series 3 PCS Stock as set forth in the Top Up Right Agreement and in the FT/DT Restructuring Agreement, (ii) FT and DT entering into the Amended Registration Rights Agreement in connection with the CP Exchange among Sprint, FT and DT (the "Registration Rights Agreement"), and (iii) FT and DT's respective undertakings to vote in favor of the Recapitalization, and the mutual covenants and obligations hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows:


                                   DEFINITIONS

     "Associate" means, when used to indicate a relationship with any Person,
(i) a corporation or organization of which such Person is a partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities and (ii) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar capacity.

     "Amended and Restated Standstill Agreement" means the Amended and Restated Standstill Agreement entered into among Sprint, FT and DT in connection with the CP Exchange as it may be amended or supplemented from time to time.

     "Business Day" means a day of the year on which banks are not required or authorized to be closed in the State of New York or in France or Germany.

     "Class A Common Stock" means the Class A Common Stock, par value $2.50 per share, of Sprint, as provided for in the Current Sprint Charter.

     "Class A Holders" means FT, DT and any Qualified Subsidiary to which shares of Class A Stock or Non-Class A Common Stock have been transferred in accordance with Section 2.2 of the Stockholders' Agreement, and any Qualified Stock Purchaser that acquires shares of Class A Stock pursuant to Article VI or
Section 5.1 of the Stockholders' Agreement or pursuant to Section 2.2(b) of the Amended and Restated Standstill Agreement.

     "Class A Provisions" has the meaning set forth in the Stockholders' Agreement.

     "Class A Stock" means the Class A Common Stock, the Series 3 FON Stock and the Series 3 PCS Stock.

     "Closing Price" means, with respect to a security on any day, the last sale price, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked price, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on The New York Stock Exchange, Inc. or, if such security is not listed or admitted to trading on such exchange as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the security is listed or admitted to trading or, if the security is not listed or admitted to trading on any national securities exchange, the last quoted sale price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by NASDAQ or such other system then in use, or, if on any such date such security is not quoted by any such organization, the average of the closing bid and asked price as furnished by a professional market maker making a market in the security selected in good faith by the Board of Directors. If the security is not publicly held or so listed or publicly traded, "Closing Price" means the fair market value of such security.

     "CP Registration Rights Agreement" means the Registration Rights Agreement in the form of Exhibit H attached to the Restructuring and Merger Agreement entered into at the Closing among Sprint, TCI, Comcast and Cox, pursuant to which the Trustee is becoming a party thereto, and the "Designated Representative" under Section 8(b)(i) thereof, in connection with the Trust Transfer.

     "Derivative Security" means any and all rights, warrants, options, convertible securities, or exchangeable securities or indebtedness, or other rights, exercisable for or convertible into or exchangeable for, directly or indirectly, shares of Sprint PCS Stock, whether at the time of issuance or upon the passage of time or the occurrence of some future event, but does not include shares of Sprint PCS Stock. Subject to Section 3.05 (b) , the term "Derivative Security" also includes any security whose value is determined by reference to the value of Series 1 PCS Stock but is not otherwise within the definition of the term "Derivative Security".

     "Encumbrance" means any security interest, pledge, mortgage, lien (including, without limitation, environmental and tax liens), charge, encumbrance, adverse claim, preferential arrangement or restriction of any kind, including, without limitation, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

     "Exchange Act" means the Securities Exchange Act of 1933, as amended.

     "FT/DT Restructuring Agreement" has the meaning set forth in the preamble.

     "Non-Class A Common Stock" means the Sprint FON Common Stock and the Sprint PCS Common Stock.

     "Person" means any individual, corporation, partnership, limited liability company, trust, unincorporated association or other entity.

     "Qualified Stock Purchaser" shall have the meaning set forth in the Stockholders' Agreement.

     "Qualified Subsidiary" shall have the meaning set forth in the Stockholders, Agreement.

     "Registration Rights Agreement" has the meaning set forth in the preamble.

     "Sprint PCS Stock" means the Series 1 PCS Stock, the Series 2 PCS Stock and the Series 3 PCS Stock.

     "Third Party" means any Person other than a Cable Partner, FT, DT or any Affiliate thereof.

     "Top Up Amount" means as to any Class A Holder with respect to any Transfer, the lesser of (A) an amount of Series 2 PCS Stock such that such Class A Holder would maintain immediately after such Transfer the percentage voting power in Sprint equal to the percentage voting power in Sprint that such Class A Holder held as of the immediately preceding record date for the payment of dividends by Sprint immediately preceding such Transfer and (B) such Class A Holder's pro rata share (allocated on the basis of the amounts determined under clause (A) for all Class A Holders with respect to such Transfer) of 18% of the amount of Series 2 PCS Stock proposed to be Transferred.

     "Trading Day" means, with respect to any security, a day on which the principal national securities exchange on which such security is listed or admitted to trading, or NASDAQ, if such security is listed or admitted to trading thereon, is open for the transaction of business (unless such trading shall have been suspended for the entire day) or, if such security is not listed or admitted to trading on any national securities exchange or NASDAQ, any day other than a Saturday, Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.


                         REPRESENTATIONS AND WARRANTIES

     Representations and Warranties. Each party to this Agreement represents and warrants to the other parties that, as of the date hereof:

such party has full power and authority to execute and deliver this Agreement and the execution and delivery by such party of this Agreement has been duly authorized by all necessary action; and

this Agreement has been duly and validly executed and delivered by such party and constitutes the binding obligation of such party, enforceable against such party in accordance with its terms.

     Representation and Warranties of FT. FT represents and warrants to the other parties that compliance with the loi no. 94-665 du 4 aout 1994 relative a l'emploi de la langue francaise (or any other statute or regulation having a similar effect) is not required in connection with the execution, delivery or performance of this Agreement or in order for this Agreement to be a valid and binding obligation of FT.


                                  TOP UP RIGHT

     Top Up Right. In the event of any pending or completed transfer by any Cable Partner (the "Selling Cable Partner") of shares of Series 2 PCS Stock which would trigger the conversion of such shares to shares of Series 1 PCS Stock pursuant to the Articles of Incorporation of Sprint which conversion would in turn trigger an Equity Purchase Right pursuant to the form of Amended and Restated Stockholders' Agreement entered into among FT, DT and Sprint in connection with the CP Exchange (each, a "Transfer"), the Selling Cable Partner shall provide FT and DT, with a copy to Sprint, written notice of such pending or, if prior notice is not required by the express terms of this Agreement, completed Transfer (a "Notice of Pending or Completed Disposition") of such shares (or of any pending or completed disposition of any Derivative Securities) at the time and in the manner set forth herein. Subject to the terms and conditions set forth below, any Notice of Pending or Completed Disposition required hereby shall be provided as promptly as practicable in connection with any such Transfer, taking into account the applicable method of and circumstances surrounding the Transfer. With respect to certain such Transfers, to the extent and subject to the terms and conditions set forth below, each Class A Holder shall have the right (the "Top Up Right") to purchase from the Selling Cable Partner all or a portion of the amount of shares of Series 2 PCS Stock equal to the applicable Top Up Amount for such Class A Holder (the "Offered Shares"); provided, however, that such right shall be exercisable with respect to any Transfer only to the extent FT and DT have not otherwise exercised their Equity Purchase Rights or made open market purchases with respect to any such Transfer. In the event that the Class A Holders are entitled to a Top Up Right pursuant to the terms of this Article III, the Notice of Pending or Completed Disposition shall, to the extent practicable in light of the proposed or completed method of disposition as described below, set forth the number of Offered Shares being offered, the price (to the extent determined) at which the Selling Cable Partner proposes to or has previously effected Transfer of the shares of Series 2 PCS Stock which triggered the Top Up Right, the method(s) of Transfer, and any other material terms of the pending or completed Transfer.

     To the extent a particular method of Transfer of shares of Series 2 PCS Stock by a Selling Cable Partner does not fit within a method of Transfer described in Sections 3.02 through 3.06, the parties will in good faith apply the provisions set forth herein (the "Comparable Provisions") which would apply to the particular method of Transfer which most closely approximates the method of Transfer proposed by the Selling Cable Partner in order to provide the Class A Holders with a corresponding Top Up Right in connection with such Transfer (but only to the extent the Comparable Provisions provide for a Top Up Right).

     Any Top Up Right set forth in this Article III shall be exercisable by written notice (a "Notice of Exercise") to each Selling Cable Partner given in the manner set forth below. Such Notice of Exercise shall state the number of Offered Shares or portion of the applicable Top Up Amount that the Class A Holder elects to purchase.

     Upon the consummation of any purchase and sale pursuant to this Article III, and against delivery of the purchase price for such Offered Shares payable in immediately available funds by wire transfer or check, the applicable Selling Cable Partner shall deliver or cause to be delivered, and shall transfer the ownership of the Offered Shares to be sold, free and clear of any Encumbrance created by the Selling Cable Partner.

     Modified Dribble Out. In the event of any Transfer of Series 2 PCS Stock by a Selling Cable Partner identified in any Notice of Pending or Completed Disposition as a "dribble out" Transfer, such Selling Cable Partner may, but is not required to, offer to the Class A Holders a Top Up Right on the terms and subject to the conditions set forth in Section 3.03(i) below, mutatis mutandis; provided, however, that the aggregate amount of shares so identified as "dribble out" amounts by each Selling Cable Partner in any three-month period shall not exceed the lesser of (i) the then applicable average weekly trading volume of the Sprint PCS Stock (as determined pursuant to Rule 144) and (ii) 1% of the outstanding shares of Sprint PCS Stock (the "Dribble Out Amount"). A Selling Cable Partner making a "dribble out" Transfer shall deliver a Notice of Pending or Completed Disposition promptly after each such Transfer (which notice shall identify such Transfer as a "dribble out" Transfer). If the Selling Cable Partner so elects to offer to the Class A Holders a Top Up Right, the price at which each Class A Holder shall have the right to purchase the Offered Shares (the "First Offer Price") shall be equal to the price paid or to be paid by the transferee(s) in respect of the "dribble out" Transfer(s) (or the blended average price in the case of a series of such Transfers).

     Cash Sales (Other than Underwritten Public Offerings and Derivative Securities). In the event of any Transfer by a Selling Cable Partner of shares of Series 2 PCS Stock for cash in excess of the Dribble Out Amount, the Selling Cable Partner will, except as set forth in Sections 3.04 and 3.05 below, at the applicable Selling Cable Partner's election, either (i) permit the Class A Holders to exercise a Top Up Right by Notice of Exercise given within 30 days following delivery of a Notice of Pending or Completed Disposition at a First Offer Price equal to the greater of (A) the blended average price paid by the applicable Third Party purchasers and (B) the most recent Closing Price at the time of exercise of the applicable Top Up Right or (ii) provide the Class A Holders reasonable advance notice of such Transfer (which, in the case of block or at the market trades occurring within 10 Trading Days of such notice shall be one Business Day and in the case of all other Transfers (other than underwritten private placements) shall be 5 Business Days), in which event, each Class A Holder shall be entitled to elect by Notice of Exercise given prior to the earlier to occur of (I) the close of business on the applicable transaction date and (II) the fifth Business Day following the date of such notice, to exercise the applicable Top Up Right in connection with such Transfer at a per share price equal to the applicable transaction price (or the blended average price in the case of a series of at-the-market Transfers). To assure participation in transactions described in clause (i) or clause (ii) of the previous sentence (as well as "dribble out" Transfers as to which the applicable Selling Cable Partner offers a Top Up Right), a Class A Holder may provide binding standby purchase commitments to the Selling Cable Partners which will specify price ranges, aggregate limits and term. Any such binding standby commitment is revocable by the applicable Class A Holder on 5 Business Days' notice (but not following the delivery of the applicable Notice of Pending or Completed Disposition under clause (i) or (ii) above or such a notice as to a "dribble out" Transfer as to which the Selling Cable Partner offers a Top Up Right). No Transfers described in this Section 3.03 shall be made during the five Trading Day period (each, a "Blackout Period") which (x) either precedes the record date for stockholder meetings of Sprint or (y) terminates on the dividend payment date for Sprint capital stock.

     Underwritten Public Offerings or Private Placements. In the event of any Transfer of Series 2 PCS Stock by a Selling Cable Partner in an underwritten public offering or underwritten private placement, the Top Up Right described in this Section 3.04 will apply. The Selling Cable Partner will provide the Class A Holders with a Notice of Pending or Completed Disposition in respect of any such Transfer (i) at the same time the applicable notice is provided to Sprint under the CP Registration Rights Agreement (but in any event not less than 10 Business Days prior to any Transfers made pursuant to any underwritten public offering) or (ii) 20 days prior to any dispositions made pursuant to any underwritten private placement. In order to exercise its Top Up Right hereunder, a Class A Holder must deliver a Notice of Exercise to the Selling Cable Partner no later than the commencement of any "road show" (or other corresponding marketing efforts) in connection with any public offering or within 10 Business Days of receipt of a Notice of Pending or Completed Disposition in connection with an underwritten private placement. The Notice of Exercise may provide that the portion of the Top Up Amount to be purchased by the applicable Class A Holder is subject to change according to the final offering price of the shares purchased by the applicable Third Party purchasers. The First Offer Price will be equal to such offering price, less one half of the per share underwriting discount.

     The Notice of Exercise of any Class A Holder to purchase shares of Series 2 PCS Stock pursuant to this Section 3.04 shall represent a binding commitment of such Class A Holder (subject to the consummation of the applicable public offering or private placement).

     Sprint will provide all Class A Holders with one copy of the registration statement, and all amendments thereto, promptly upon filing thereof with the SEC, in connection with any underwritten public offering by a Selling Cable Partner hereunder.

     Sales of Derivative Securities. Subject to comparable notice provisions to those set forth in Section 3.04 hereof, the Class A Holders will have the right to exercise a Top Up Right by acquiring an appropriate portion of any Derivative Security proposed to be sold by any Selling Cable Partner in a public offering or a private placement transaction by providing a Notice of Exercise in the manner described in Section 3.04 above, mutatis mutandis; provided, however, that except as set forth in the proviso in (b) below, the Class A Holders have no Top Up Right with respect to a Derivative Security that does not provide for settlement by delivery of shares of PCS Stock (e.g., settlement in cash and/or other currency only) . To the extent that the issuance of any such Derivative Security transfers voting rights with respect to the underlying shares to the holder of such Derivative Security, a Class A Holder shall acquire equivalent rights with respect to the applicable portion of such underlying shares to the extent it exercises its Top Up Right with respect to such Derivative Security.

     Class A Holders shall not have any Top Up Right upon delivery of shares of Series 2 PCS Stock to the holders of such Derivative Securities upon settlement, exchange or conversion of the Derivative Security; provided, however, that in the event the applicable Selling Cable Partner sells shares of Series 2 PCS Stock in order to obtain cash to pay a cash settlement price with respect to Derivative Security, the applicable Top Up Right set forth in this Article III apply.

     Non-Cash Sales. In the case of a proposed Transfer for consideration other than cash (a "Non-Cash Transfer"), the applicable Selling Cable Partner will, at its election, either (i) if the transferee would be an "Associate" of the Selling Cable Partner following such Non-Cash Transfer, require the applicable transferee to assume the obligations of the applicable Selling Cable Partner under this Agreement with respect to the applicable shares of Series 2 PCS Stock and require the transferee to execute and deliver an equivalent Top Up Right Agreement with FT and DT, in which case such transferee would enter into a standstill agreement with Sprint and the applicable shares of Series 2 PCS Stock would not, pursuant to the terms of the Articles of Incorporation of Sprint, convert into Series 1 PCS Stock in connection with such Non-Cash Transfer or
(ii) whether or not such transferee is or would be an "Associate," provide a Notice of Pending or Completed Disposition in respect of such proposed Non-Cash Transfer 20 Business Days prior to the proposed Transfer (or, if later, the date of the applicable agreement regarding the proposed Transfer). In the case of a Non-Cash Transfer to which a Selling Cable Partner elects to have clause (ii) hereof apply, the Class A Holders will have a Top Up Right at the time of such Transfer (exercisable by delivery of a Notice of Exercise given prior to such Transfer) at a First Offer Price equal to a cash price per share equivalent to the value per share of the non-cash consideration paid in connection with such Transfer as determined by independent investment banks selected by the applicable Class A Holder and the Selling Cable Partner (i.e., a customary 2+1 appraisal process, with a third appraiser appointed only if the first two appraisals differ by more than 10%). In the case of non-cash consideration that is received by the Selling Cable Partner on a tax-free basis, the value of such non-cash consideration for purposes of determining the First Offer Price shall be "grossed-up" by an amount equal to (x) the gain recognized by the Selling Cable Partner on a per share basis divided by (y) one minus the highest statutory federal and state income tax rate applicable to income of the Selling Cable Partner. Each Cable Parent shall cause its applicable Cable Partner to not consummate Non-Cash Transfers pursuant to clause (ii) of this Section 3.06 during the Blackout Periods.

     Inapplicable Events. Notwithstanding anything else set forth in this Agreement, Class A Holders shall not have a Top Up Right and the Cable Partners shall not be required to deliver a Notice of Pending or Completed Disposition in connection with (i) any transfer to Sprint, (ii) an automatic conversion of shares of Series 2 PCS Stock into shares of Series 1 PCS Stock pursuant to the Articles of Incorporation of Sprint and (iii) Transfers by a Cable Partner of Series 2 PCS Stock to an Affiliate of a Cable Partner; provided, however, that any such Affiliate transferee agrees in writing to be bound by the terms of this Agreement and shall thereafter be deemed a "Cable Partner" of the applicable Cable Parent hereunder.


                                   TERMINATION

     Termination. The obligations of the Cable Parents and the Cable Partners hereunder shall terminate (i) at such time as the "equity purchase rights" of the Class A Holders contained in Article V of the form of Amended and Restated Stockholders' Agreement entered into in connection with the CP Exchange would terminate, (ii) as to DT or FT, respectively, upon any material breach of this Agreement by DT or FT, as the case may be, including any determination that the representation and warranty of FT in Section 2.02 is untrue in any material respect, or (iii), as to any Cable Parent, at such time as such Cable Parent and its subsidiaries no longer hold any shares of Series 2 PCS Stock.


                                  MISCELLANEOUS

     Notices. All notices and other communications required or permitted by this Agreement shall be made in writing in the English language and any such notice or communication shall be deemed delivered when delivered in person, transmitted by telex or telecopier, or seven days after it has been sent by air mail, as follows:


                  FT:                       France Telecom S.A.
                                            6 place d'Alleray
                                            75505 Paris Cedex 15
                                            France
                                            Attn: Group Executive Vice President
                                                  Resources
                                            Tel: (33 1) 44 44 84 72
                                            Fax: (33 1) 44 44 01 51

                  with a copy to:           France Telecom S.A.
                                            6 place d'Alleray
                                            75505 Paris Cedex 15
                                            France
                                            Attn: General Counsel
                                            Tel: (33 1) 44 44 84 76
                                            Fax: (33 1) 44 44 02 13

                  with a copy to:           Shearman & Sterling
                                            599 Lexington Avenue
                                            New York, New York 10022
                                            U.S.A.
                                            Attn: Alfred J. Ross, Jr., Esq.
                                            Tel: (212) 848-4000
                                            Fax: (212) 848-8434

                  DT:                       Deutsche Telekom S.A.
                                            Friedrich-Ebeert-Allee 140
                                            D-53113 Bonn
                                            Germany
                                            Tel: 49-228-181-9000
                                            Fax: 49-228-181-8970
                                            Attn: Chief Executive Officer

                  with a copy to:           Cleary, Gottlieb, Steen & Hamilton
                                            One Liberty Plaza
                                            New York, New York 10006
                                            U.S.A.
                                            Attn: Robert P. Davis, Esq.
                                            Tel: (212) 225-2000
                                            Fax: (212) 225-3999

     Notice to FT or DT shall be deemed to be notice to its Qualified Subsidiaries and Qualified Stock Purchasers.

                  Trust:                    Liberty PCS Trust
                                            c/o M. LaVoy Robison, Trustee
                                            1001 Green Oaks Drive
                                            Littleton, Colorado 80121
                                            Tel: (303) 794-1199
                                            Fax: (303) 794-1199

                  with copies to:           Liberty Media Corporation
                                            8101 East Prentice, Suite 500
                                            Englewood, Colorado 80111
                                            Tel: (303) 721-5440
                                            Fax: (303) 721-5443
                                            Attention: Charles Y. Tanabe

                                            Baker & Botts, L.L.P.
                                            599 Lexington Avenue
                                            New York, New York 10022-6030
                                            Tel: (212) 705-5030
                                            Fax: (212) 705-5125
                                            Attention: John L. Graham

     The parties to this Agreement shall promptly notify each other in the manner provided in this Section 6.01 of any change in their respective addresses. A notice of change of address shall not be deemed to have been given until received by the addressee. Communications by telex or telecopies also shall be sent concurrently by mail, but shall in any event be effective as stated above.

     Waiver Amendment, etc. This Agreement may not be amended or supplemented, and no waivers of or consents to departures from the provisions hereof shall be effective, unless set forth in a writing signed by, and delivered to, all the parties hereto. No failure or delay or any party in exercising any power or right under this Agreement will operate as a waiver thereof, nor will any single or partial exercise of any right or power, or any abandonment or discontinuance of steps to enforce such right or power, preclude any other or further exercise thereof or the exercise of any other right or power.

     Binding Agreement; Assignment; No Third Party Beneficiaries. This Agreement will be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns. Except as set forth herein and by operation of law, no party to this Agreement may assign or delegate all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of each other party to this Agreement. Nothing expressed or implied herein is intended or will be construed to confer upon or to give to any third party any rights or remedies by virtue hereof.

     GOVERNING LAW; DISPUTE RESOLUTION; EQUITABLE RELIEF. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW).

     EACH PARTY IRREVOCABLY CONSENTS AND AGREES THAT ANY LEGAL ACTION, SUIT OR PROCEEDING BY IT AGAINST ANY OF THE OTHER PARTIES WITH RESPECT TO ITS RIGHTS, OBLIGATIONS OR LIABILITIES UNDER OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT SHALL BE BROUGHT BY SUCH PARTY ONLY IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK OR, IN THE EVENT (BUT ONLY IN THE EVENT) SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION OVER SUCH ACTION, SUIT OR PROCEEDING, IN THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK CITY, AND EACH PARTY HEREBY IRREVOCABLY ACCEPTS AND SUBMITS TO THE JURISDICTION OF EACH OF THE AFORESAID COURTS IN PERSONAM, WITH RESPECT TO ANY SUCH ACTION, SUIT OR PROCEEDING (INCLUDING, WITHOUT LIMITATION, CLAIMS FOR INTERIM RELIEF, COUNTERCLAIMS, ACTIONS WITH MULTIPLE DEFENDANTS AND ACTIONS IN WHICH SUCH PARTY IS IMPLIED). EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT IT MAY HAVE TO A JURY TRIAL IN ANY LEGAL ACTION, SUIT OR PROCEEDING WITH RESPECT TO, OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

     EACH PARTY HERETO HEREBY IRREVOCABLY DESIGNATES CT CORPORATION SYSTEM (IN SUCH CAPACITY, THE "PROCESS AGENT"), WITH AN OFFICE AT 1633 BROADWAY, NEW YORK, NEW YORK 10019, AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT, PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO SUCH PARTY IN THE MANNER PROVIDED IN
SECTION 6.01. EACH PARTY SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT SUCH PARTY WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OR PROCESS FOR THE ABOVE PURPOSES IN NEW YORK, NEW YORK. IN THE EVENT OF THE TRANSFER OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS AND BUSINESS OF THE PROCESS AGENT TO ANY OTHER CORPORATION BY CONSOLIDATION, MERGER, SALE OR ASSETS OR OTHERWISE, SUCH OTHER CORPORATION SHALL BE SUBSTITUTED HEREUNDER FOR THE PROCESS AGENT WITH THE SAME EFFECT AS IF NAMED HEREIN IN PLACE OF CT CORPORATION SYSTEM. EACH PARTY IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED AIRMAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS SET FORTH IN THIS AGREEMENT, SUCH SERVICE OF PROCESS TO BE EFFECTIVE UPON ACKNOWLEDGMENT OF RECEIPT OF SUCH REGISTERED MAIL. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW. EACH OF FT AND DT EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF NEW YORK AND OF THE UNITED STATES OF AMERICA.

     EACH PARTY HERETO AGREES THAT MONEY DAMAGES WOULD NOT BE A SUFFICIENT REMEDY FOR THE OTHER PARTIES HERETO FOR ANY BREACH OF THIS AGREEMENT BY IT, AND THAT IN ADDITION TO ALL OTHER REMEDIES THE OTHER PARTIES HERETO MAY HAVE, THEY SHALL BE ENTITLED TO SPECIFIC PERFORMANCE AND TO INJUNCTIVE OR OTHER EQUITABLE RELIEF AS A REMEDY FOR ANY SUCH BREACH. EACH PARTY HERETO AGREES NOT TO OPPOSE THE GRANTING OF SUCH RELIEF IN THE EVENT A COURT DETERMINES THAT SUCH A BREACH HAS OCCURRED, AND TO WAIVE ANY REQUIREMENT FOR THE SECURING OR POSTING OF ANY BOND IN CONNECTION WITH SUCH REMEDY.

     Severability. The invalidity or unenforceability of any provision hereof in any jurisdiction will not effect the validity or enforceability of the remainder hereof in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction. To the extent permitted by Law, each party hereto waives any provision of Law that renders any provision hereof prohibited or unenforceable in any respect. If any provision of this Agreement is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to this Agreement to the extent possible.

     Headings; Counterparts. Headings in this Agreement are for convenience of reference only and will not affect the construction of any provisions hereof. This Agreement may be executed in one or more counterparts, each of which when so executed and delivered will be deemed an original but all of which will constitute one and the same Agreement.

     Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein, provided that this provision shall not abrogate any other written agreement between the parties hereto, executed simultaneously with this Agreement. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter, expect as so provided in the preceding sentence.

     Waiver of Immunity. Each of FT and DT agrees that, to the extent that it or any of its property is or becomes entitled at any time to any immunity on the grounds of sovereignty or otherwise based upon its status as an agency or instrumentality of government from any legal action, suit or proceeding or from set off or counterclaim relating to this Agreement from the jurisdiction of any competent court described in Section 6.04, from service of process, from attachment prior to judgment, from attachment in aid of execution of a judgment, from execution pursuant to a judgment or an arbitral award or from any other legal process in any jurisdiction, if, for itself and its property expressly, irrevocably and unconditionally waives, and agrees not to plead or claim, any such immunity with respect to such matters arising with respect to this Agreement or the subject matter hereof or thereof (including any obligation for the payment of money). Each of FT and DT agrees that the waiver in this provision is irrevocable and is not subject to withdrawal in any jurisdiction or under any statute, including the Foreign Sovereign Immunities Act, 28 U.S.C. ss. 1602 et seq. The foregoing waiver shall constitute a present waiver of immunity at any time any action is initiated against FT or DT with respect to this Agreement.

     IN WITNESS WHEREOF, the parties hereto have duly executed this TOP UP RIGHT Agreement as of the day and year first above written.



                       FRANCE TELECOM S.A.



                       By: Thierry Girard
                       Title: Senior Vice President


                       DEUTSCHE TELEKOM AG



                       By: Helmut Reuschenbach
                       Title: Senior Executive Director


                       LIBERTY PCS TRUST



                        By: M. LaVoy Robison, in his capacity as
                              Trustee of the Liberty PCS Trust